MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

October 4, 2018

VIA EDGAR

Ms. Lauren Hamilton

Mr. Frank Buda

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay VP Funds Trust (File Nos. 002-86082, and 811-03833-01) (the “Registrant”)

Dear Ms. Hamilton and Mr. Buda:

This letter responds to comments that Mr. Buda provided telephonically on October 3, 2018 regarding the Pre-Effective Amendment #1 to the Registration Statement/Proxy Statement on Form N-14 (Securities Act File No. 333-226757) (the “Registration Statement/Proxy Statement”) filed by the Registrant on September 28, 2018. The Registration Statement/Proxy Statement relates to the proposed reorganization of the MainStay VP Absolute Return Multi-Strategy Portfolio (“VP ARMS Portfolio”) with and into the MainStay VP IQ Hedge Multi-Strategy Portfolio (“Acquiring Portfolio”).

Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement/Proxy Statement.

Comment 1: Please file a correct auditor’s consent with signature.

Response: We have made the requested edit.

Comment 2: The presentation of the management fee paid by the Cayman Subsidiary is not in accordance with the Staff’s position. This fee should be included in the Management Fee line item with any waiver being shown separately, rather than showing management fees on a net basis. However, we are not asking you to make any changes to the presentation as it relates only to the VP ARMS Portfolio.

Response: We acknowledge your comment.

Comment 3: In the third sentence of the introductory paragraph to the expense example, please delete the words “ending June 30, 2018”.

Response: We have made the requested edit.

Comment 4: In the section entitled, Past Performance of the Portfolios – Acquiring Portfolio, add the following sentence:

Following the Reorganization, the VP ARMS Portfolio will be the accounting survivor and its historical performance will be shown going forward.

Response: We have made the requested edit.

Comment 5: In the section entitled, Voting Information, explain how shares held directly by NYLIAC and its affiliates will be voted.

Response: We have made the requested edit.

Comment 6: In Appendix A, state that the IQ ETF has a substantially similar investment objective and policies and substantially similar investment strategies as the Acquiring Portfolio.

Response: We have made the requested edit.

Comment 7: Incorporate by reference into the Statement of Additional Information the Semi-Annual Report to shareholders of the VP ARMS Portfolio for the fiscal period ended June 30, 2018.

Response: We have made the requested edit.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle